November 8, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On September 28, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the TransWestern Institutional Short Duration Government Bond Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 178 to its registration statement under the Securities Act of 1933 on Form N-1A.  On October 29, 2010, you provided comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  The Fund refers to a benchmark that is composed of a 50/50 combination of the Barclays Capital Short Treasury Index and the Barclays Capital MBS Index.  Please provide an assurance that when the Fund reports performance in a subsequent Prospectus or in an annual or semi-annual report that it will select a single appropriate broad-based securities market index.

Response.  The Fund will select such an index.

2.

Comment.  Please consider selectively editing disclosures with the goal of reducing disclosures that are so similar as to be repetitive.

Response.  The Registrant believes that, after consultation with the Fund's adviser, reducing disclosures because they are somewhat repetitive would dilute the overall quality of strategy and risk disclosures to the detriment of prospective investors.

3.

Comment.  Please remove the disclaimer on the page entitled "Notice of Privacy Policy & Practices" asserting that the privacy policy is not part of the Prospectus.

Response.  The disclaimer has been removed.

STATEMENT OF ADDITIONAL INFORMATION

4.

Comment.  Please assure that headings describing the Trustees' directorships held during the past five years are consistent for both interested and independent Trustees.

Response.  The inconsistency between headings has been corrected.

The Registrant has authorized us to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771